UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month

March  2004

Commission File Number

0-24096

QUEENSTAKE RESOURCES LTD.

Suite 405 - 555 Sixth Street, New Westminster, B.C. V3L 5H1

(Address of principal executive office)

(indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F.

Form 20-F  [X]   Form 40 F  [  ]

Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ]        No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

DOCUMENTS FILED:

Press Release NR2004-5 and Material Change Report March 1, 2004

DESCRIPTION:

Queenstake provides more information on development plans at Jerritt Canyon

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                      QUEENSTAKE RESOURCES LTD.

                                                (Registrant)

Date  March 1, 2004

By                                   “Doris Meyer”

                                        (Signature)

                             Doris Meyer, Corporate Secretary

                                    Queenstake Resources Ltd.

News Release 2004-045

March 1, 2004

TSX - QRL - Queenstake Resources Ltd.

SEC file number 0-24096

QUEENSTAKE UPDATES DEVELOPMENT PLANS AT JERRITT CANYON

Denver, Colorado - March 1, 2004 - Queenstake Resources Ltd. (TSX:QRL) announces development plans at Jerritt Canyon.  In press release 2004-02 dated January 19, 2004, the Company indicated plans to increase and sustain increased production at its 100% owned Jerritt Canyon property. These plans are now well in hand and the following provides some details of development timelines, anticipated costs and projected production rates.

New Reserve Areas

The reserve calculated at the end of 2003 is significant not only in the degree of increased reserve but also in the location of the reserves. Prior to the end of 2003, in situ reserves were limited in location to the immediate vicinity of existing workings at each of the four underground mines known as SSX, Murray, Smith and MCE. The new reserve estimate includes mineralization in the general vicinity of SSX and Smith mines that constitute separately mineable zones of mineralization. In each case, the newly estimated reserve lies within a greater zone of measured and indicated resource. The newly estimated reserve near SSX is known as the Steer reserve and it, together with its supporting resource, will support a new mine, to be accessed from the Steer open pit. In the Smith mine area, two new zones of mineralization, known as Mahala and East Dash were brought to the reserve category. These are both accessible from the existing underground workings at Smith by means of new development drifts. The location of new reserves and their surrounding resources is indicated on the attached plans of SSX and Smith Mines.

Production Parameters

Over the past few years, the operating practice at Jerritt has been to blend underground mined ore, at a typical diluted grade of 0.28 ounces/ton, with ore stockpiled from earlier open pit operations at a typical grade of 0.08 ounces per ton. The resulting mill feed has averaged 1.5 million tons per year at a typical grade of 0.22 ounces per ton. The development of new resources will allow underground mined production to be increased to approximately 1.5 million tons per year, thus displacing stockpile material from mill feed and increasing mill feed grade to 0.28 ounces per ton. With no increase whatsoever in mill facilities or mill operating cost, production is expected to increase by some 15% to 20%.

New Mine Production - Steer and Smith Mines

In order to get to that point, it is necessary to open a new portal at Steer and to develop toward the Mahala reserve from Smith. At Steer, the reserve lies some 800 ft. from and slightly below the portal site and development to the reserve, complete with a ventilation and emergency egress raise, is expected to be complete early next year. It will then be necessary to carry out definition drilling before stoping commences. However, there is a substantial body of resource between the portal site and the reserve, and the process of resource conversion is expected to continue while development is in progress.

At Smith, development toward Mahala, a distance of about 1500 ft, is in hand; an advance rate of about 200 ft. per month is expected, allowing the start of definition and resource conversion drilling to start later this year. The reserve grade at Mahala is high at 0.386 ounces per ton and this is expected to have a positive effect on mill grade as stoping starts in this zone later in 2005.

Other Mines

At the other mines, MCE is expected to be depleted this year and will be decommissioned, with much of the equipment being redeployed at Steer. At Murray, the main orebody is approaching depletion over the next two years, but additional resources are being developed in dikes that cross and control the mineralization, while two new zones, West Murray and Zone 7 are being drilled from both surface and underground with a view to converting resources to reserves in these zones.

2004 Production

At SSX, an intersection drilled last year of 180 ft of 0.77 ounces per ton became, with additional drilling, the basis for a new reserve block of 125,000 tons at 0.457 ounces per ton. This block is currently being developed for mining and will provide a substantial part of SSX production this year. Elsewhere in SSX, Smith and Murray, relatively modest grade material is scheduled for mining this year. Budgeted production remains at 300,000 ounces this year before increasing next year with higher grade and new production capability coming on stream. We find that mill capacity during summer is 50 to 60 % higher than in winter, largely because as a dry mill, capacity is adversely affected by moisture in the feed, while snowfall and icing also have a deleterious effect. We have taken advantage of this situation to concentrate on underground development during the winter months to ensure sufficient ore availability to maximize production in the summer months. Quarterly production this year is forecast as follows:

Q1 Ounces	Q2 Ounces	Q3 Ounces	Q4 Ounces	2004 Total Ounces
52,000	78,000	86,000	84,000	300,000

Total production for 2005 is forecast at 325,000 ounces and annual production from 2006 on at 350,000 ounces.

Life of Mine Plan

A life of mine plan is being developed. It envisages that production will increase to approximately 1.5 million tons of ore per year from underground sources by mid 2005 and that this rate will continue through 2007. The plan is predicated on the continuing conversion of resources to reserve at rates achieved in the past but does not assume additional exploration success. In fact, underground exploration has been and continues to be very successful, and the company anticipates generating new resources and reserves in the immediate mine areas at a rate that will at least keep pace with depletion for the foreseeable future.

During this time, SSX will continue to produce at a rate of 500,000 to 600,000 tons of ore per year, while Smith production, with the addition of Mahala and eventually East Dash ore, will increase from of the order of 250,000 tons of ore per year to 400,000 tons of ore per year. Steer production is expected to be initially 150,000 tons/year, rising to 300,000 to 350,000 tons of ore per year, gradually replacing Murray production which will start to fall away during 2005 from the current 250,000 tons/year. Gold production is expected to reach a rate of 350,000 ounces per year by mid 2005 and is expected to remain at or around this rate through the plan period. Unit costs are expected to improve as production rate increases.

Capital costs for Steer and Mahala development are estimated to total $7.7 million over the next two years.  East Dash development is estimated to cost $6 million over a period from 2005 to 2007.

Exploration

A substantial exploration program, consisting of over 300,000 feet of drilling, is planned for 2004. Exploration near the existing resources will be carried out by both surface and underground drilling, while exploration in remote areas will consist of mapping, geochemistry and drilling, exploring for new resources that may become the basis of new mining operations. Although surface exploration drilling is essentially a seasonal activity, some activity has been possible over the winter months, with a preliminary program completed at the Starvation Canyon prospect. Results of this program are expected to be available in the near future.

Queenstake is a Canadian corporation based in Denver, Colorado that has traded on the Toronto Stock Exchange for more than twenty years.   In 2003 it acquired the Jerritt Canyon property from the AngloGold /Meridian Joint Venture. The Jerritt Canyon property consists of four operating underground mines and stockpiles that feed a 1.5 million ton per year processing facility.  Jerritt Canyon has consistently produced more than 300,000 ounces of gold in each of the past twenty years and since 1999 , from underground sources.  The four operating mines are located within a contiguous 100 square mile land package that represents some of the most exciting gold exploration ground in Nevada.

For further information call:

John Haigh 303-297-1557 ext. 105

800-276-6070

Email - info@queenstake.com web - www.queenstake.com

Forward-Looking Statements - This news release contains “Forward-Looking Statements” within the meaning of Section 21E of the United States Securities Exchange act of 1934, as amended and the Private Securities Litigation Reform Act of 1995.  All statements, other than statements of historical fact, included in this release, and Queenstake’s future plans are forward-looking statements that involve various risks and uncertainties.  There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements.  Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and Queenstake does not undertake any obligation to update forward-looking statements should conditions or management’s estimates or opinions change.

The TSX has neither reviewed nor accepts responsibility for the adequacy or accuracy of this release.

MATERIAL CHANGE REPORT

1.    Reporting Issuer

Full name of the Issuer:

Queenstake Resources Ltd.

The address of the principal office in Canada of the reporting issuer is as follows:

Suite 405, 555 Sixth Street

New Westminster, British Columbia
V3L 5H1

PHONE: (604) 516-0566

2.    Date of Material Change

March 1, 2004

3.    Press Release

The date and place(s) of issuance of the press release are as follows:

March 1, 2004

The Press Release was released to The Toronto Stock Exchange being the only exchange upon which the shares of the Issuer are listed, and through various other approved public media.

4.    Summary of Material Change(s)

A summary of the nature and substance of the material change is as follows:

Queenstake Resources Ltd. provides additional details on its plans to increase and sustain increased production at its 100% owned Jerritt Canyon property announced on January 19, 2004.

5.    Full Description of Material Change

In press release 2004-02 dated January 19, 2004, the Company indicated plans to increase and sustain increased production at its 100% owned Jerritt Canyon property. These plans are now well in hand and the following provides some details of development timelines, anticipated costs and projected production rates.

New Reserve Areas

The reserve calculated at the end of 2003 is significant not only in the degree of increased reserve but also in the location of the reserves. Prior to the end of 2003, in situ reserves were limited in location to the immediate vicinity of existing workings at each of the four underground mines known as SSX, Murray, Smith and MCE. The new reserve estimate includes mineralization in the general vicinity of SSX and Smith mines that constitute separately mineable zones of mineralization. In each case, the newly estimated reserve lies within a greater zone of measured and indicated resource. The newly estimated reserve near SSX is known as the Steer reserve and it, together with its supporting resource, will support a new mine, to be accessed from the Steer open pit. In the Smith mine area, two new zones of mineralization, known as Mahala and East Dash were brought to the reserve category. These are both accessible from the existing underground workings at Smith by means of new development drifts. The location of new reserves and their surrounding resources is indicated on the attached plans of SSX and Smith Mines.

Production Parameters

Over the past few years, the operating practice at Jerritt has been to blend underground mined ore, at a typical diluted grade of 0.28 ounces/ton, with ore stockpiled from earlier open pit operations at a typical grade of 0.08 ounces per ton. The resulting mill feed has averaged 1.5 million tons per year at a typical grade of 0.22 ounces per ton. The development of new resources will allow underground mined production to be increased to approximately 1.5 million tons per year, thus displacing stockpile material from mill feed and increasing mill feed grade to 0.28 ounces per ton. With no increase whatsoever in mill facilities or mill operating cost, production is expected to increase by some 15% to 20%.

New Mine Production - Steer and Smith Mines

In order to get to that point, it is necessary to open a new portal at Steer and to develop toward the Mahala reserve from Smith. At Steer, the reserve lies some 800 ft. from and slightly below the portal site and development to the reserve, complete with a ventilation and emergency egress raise, is expected to be complete early next year. It will then be necessary to carry out definition drilling before stoping commences. However, there is a substantial body of resource between the portal site and the reserve, and the process of resource conversion is expected to continue while development is in progress.

At Smith, development toward Mahala, a distance of about 1500 ft, is in hand; an advance rate of about 200 ft. per month is expected, allowing the start of definition and resource conversion drilling to start later this year. The reserve grade at Mahala is high at 0.386 ounces per ton and this is expected to have a positive effect on mill grade as stoping starts in this zone later in 2005.

Other Mines

At the other mines, MCE is expected to be depleted this year and will be decommissioned, with much of the equipment being redeployed at Steer. At Murray, the main orebody is approaching depletion over the next two years, but additional resources are being developed in dikes that cross and control the mineralization, while two new zones, West Murray and Zone 7 are being drilled from both surface and underground with a view to converting resources to reserves in these zones.

2004 Production

At SSX, an intersection drilled last year of 180 ft of 0.77 ounces per ton became, with additional drilling, the basis for a new reserve block of 125,000 tons at 0.457 ounces per ton. This block is currently being developed for mining and will provide a substantial part of SSX production this year. Elsewhere in SSX, Smith and Murray, relatively modest grade material is scheduled for mining this year. Budgeted production remains at 300,000 ounces this year before increasing next year with higher grade and new production capability coming on stream. We find that mill capacity during summer is 50 to 60 % higher than in winter, largely because as a dry mill, capacity is adversely affected by moisture in the feed, while snowfall and icing also have a deleterious effect. We have taken advantage of this situation to concentrate on underground development during the winter months to ensure sufficient ore availability to maximize production in the summer months. Quarterly production this year is forecast as follows:

Q1 Ounces	Q2 Ounces	Q3 Ounces	Q4 Ounces	2004 Total Ounces
52,000	78,000	86,000	84,000	300,000

Total production for 2005 is forecast at 325,000 ounces and annual production from 2006 on at 350,000 ounces.

Life of Mine Plan

A life of mine plan is being developed. It envisages that production will increase to approximately 1.5 million tons of ore per year from underground sources by mid 2005 and that this rate will continue through 2007. The plan is predicated on the continuing conversion of resources to reserve at rates achieved in the past but does not assume additional exploration success. In fact, underground exploration has been and continues to be very successful, and the company anticipates generating new resources and reserves in the immediate mine areas at a rate that will at least keep pace with depletion for the foreseeable future.

During this time, SSX will continue to produce at a rate of 500,000 to 600,000 tons of ore per year, while Smith production, with the addition of Mahala and eventually East Dash ore, will increase from of the order of 250,000 tons of ore per year to 400,000 tons of ore per year. Steer production is expected to be initially 150,000 tons/year, rising to 300,000 to 350,000 tons of ore per year, gradually replacing Murray production which will start to fall away during 2005 from the current 250,000 tons/year. Gold production is expected to reach a rate of 350,000 ounces per year by mid 2005 and is expected to remain at or around this rate through the plan period. Unit costs are expected to improve as production rate increases.

Capital costs for Steer and Mahala development are estimated to total $7.7 million over the next two years.  East Dash development is estimated to cost $6 million over a period from 2005 to 2007.

Exploration

A substantial exploration program, consisting of over 300,000 feet of drilling, is planned for 2004. Exploration near the existing resources will be carried out by both surface and underground drilling, while exploration in remote areas will consist of mapping, geochemistry and drilling, exploring for new resources that may become the basis of new mining operations. Although surface exploration drilling is essentially a seasonal activity, some activity has been possible over the winter months, with a preliminary program completed at the Starvation Canyon prospect. Results of this program are expected to be available in the near future.

Queenstake is a Canadian corporation based in Denver, Colorado that has traded on the Toronto Stock Exchange for more than twenty years.   In 2003 it acquired the Jerritt Canyon property from the AngloGold /Meridian Joint Venture. The Jerritt Canyon property consists of four operating underground mines and stockpiles that feed a 1.5 million ton per year processing facility.  Jerritt Canyon has consistently produced more than 300,000 ounces of gold in each of the past twenty years and since 1999 , from underground sources.  The four operating mines are located within a contiguous 100 square mile land package that represents some of the most exciting gold exploration ground in Nevada.

6.    Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable

7.    Omitted Information

Not Applicable

8.    Executive Officer

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following address and telephone number:

Doris Meyer, Corporate Secretary
Suite 405 - 555 Sixth Street
New Westminster, British Columbia
V3L 5H1

PHONE:  (604) 516-0566

9.    Date of Report

DATED at New Westminster, British Columbia, this 1st day of March 2004.

"Doris Meyer"

Doris Meyer, Corporate Secretary